For the six month period ended (a) February 28, 2007
File number: 811-05296

	SUB-ITEM 77C
	Submission of Matters to a Vote of Security Holders

      The Annual Meeting of Shareholders was held on December 6, 2006. At such meeting the shareholders approved the following proposal:

1)	Election of Class I Directors:

            				FOR				WITHHELD
		David E.A. Carson 		9,836,912			149,900
		Robert E. La Blanc 		9,837,662			149,150
                          	Douglas H. McCorkindale	9,843,003			143,809